Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES APPROVAL OF RECOMMENDED DOSING REGIMEN
FOR AGGRASTAT®

FDA Approves Supplemental New Drug Application

WINNIPEG, CANADA – (October 11, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), is pleased to announce that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen, as requested under Medicure’s supplemental New Drug Application (sNDA).  The AGGRASTAT HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

The ability of the AGGRASTAT HDB regimen to achieve >90% platelet aggregation inhibition within 10 minutes is seen as an important feature by interventional cardiologists in settings where rapid platelet inhibition is required for coronary intervention.  The HDB regimen has been evaluated in more than 30 clinical studies totaling over 8,000 patients, and is recommended by the ACCF/AHA/SCAI guidelines.

“We are pleased with the FDA approval of the AGGRASTAT HDB regimen”, stated Dr. Albert D. Friesen, CEO of Medicure Inc.  “The inclusion of the contemporary, guideline-recommended dosing regimen for AGGRASTAT is expected to have a positive impact on sales over the coming months.”

AGGRASTAT currently has a 2% share of the approximately $300 million US glycoprotein (GP) IIb/IIIa inhibitor market, but continues to be the leading GP IIb/IIIa inhibitor outside of the US where the Aggrastat HDB regimen has already been approved.  The Company is currently enrolling patients in the SAVI-PCI study, which compares the Aggrastat HDB regimen against Integrilin® (eptifibatide) (Merck & Co., Inc.), which has annual US sales of greater than $230 million.

About Aggrastat® (tirofiban HCl)

Indications and Usage

AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration

Administer intravenously 25 mcg/kg over 3 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg over 3 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions

Bleeding is the most common complication encountered during therapy with AGGRASTAT.  Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc.  Fatal bleeding events have been reported.  Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please see Full Prescribing Information.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information:  Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including but not limited to those about the Company’s ability to increase sales of AGGRASTAT, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2013.

AGGRASTAT® (tirofiban HCl) is a registered trademark of Medicure International, Inc.

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12012 ACCF/AHA Focused Update of the Guideline for the Management of Patients With Unstable Angina/ Non–ST-Elevation Myocardial Infarction (Updating the 2007 Guideline and Replacing the 2011 Focused Update).  Jneid H et al. J Am Coll Cardiol 2012;60:645– 81.

2011 ACCF/AHA/SCAI Guideline for Percutaenous Coronary Intervention. Levine GN, et al. Circulation 2012;124:e574-e651.